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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                     (Amendment No. 21)*

                    ELECTRO RENT CORPORATION
                        (Name of Issuer)

                 Common Stock Without Par Value
                 (Title of Class of Securities)

                           285218-10-3
                         (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ X ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.  285218-10-3

    1.  Names of Reporting Persons. I.R.S. Identification Nos. of
    above persons (entities only).
    Daniel Greenberg

    2.  Check the Appropriate Box if a Member of a Group (See
    Instructions)
        (a) [  ]_____________________________
        (b) [  ]_____________________________

    3.  SEC Use Only ............................................

    4.  Citizenship or Place of Organization
    United States of America

Number of           5.  Sole Voting Power  4,045,017
Shares
Beneficially        6.  Shared Voting Power  110,496
Owned by
Each Reporting      7.  Sole Dispositive Power  4,045,017
Person With
                    8.  Shared Dispositive Power  110,496

    9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
    4,045,017

    10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions) [ X ]

    11. Percent of Class Represented by Amount in Row (9)
    16.0%

    12. Type of Reporting Person (See Instructions)
    IN

Item 1.
    (a) Name of Issuer:
    Electro Rent Corporation

    (b) Address of Issuer's Principal Executive Offices:
    6060 Sepulveda Boulevard
    Van Nuys, California 91411-2512

Item 2.
    (a) Name of Person Filing:
    Daniel Greenberg

    (b) Address of Principal Business Office or, if none,
    Residence:
    6060 Sepulveda Boulevard
    Van Nuys, California 91411-2512

    (c) Citizenship:
    United States of America

    (d) Title of Class of Securities:
    Common Stock, without par value

    (e) CUSIP Number:
    285218-10-3

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [  ]    Broker or dealer registered under section 15 of
    the Act (15 U.S.C. 78o).

    (b) [  ]    Bank as defined in section 3(a)(6) of the Act (15
    U.S.C. 78c).

    (c) [  ]    Insurance company as defined in section 3(a)(19)
    of the Act (15 U.S.C. 78c).

    (d) [  ]    Investment company registered under section 8 of
    the Investment Company Act of 1940 (15 U.S.C 80a-8).

    (e) [  ]    An investment adviser in accordance with
    Sec. 240.13d-1(b)(1)(ii)(E);

    (f) [  ]    An employee benefit plan or endowment fund in
    accordance with Sec. 240.13d-1(b)(1)(ii)(F);

    (g) [  ]    A parent holding company or control person in
    accordance with Sec.  240.13d-1(b)(1)(ii)(G);

    (h) [  ]    A savings association as defined in Section 3(b)
    of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [  ]    A church plan that is excluded from the
    definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) [  ]    Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer
identified in Item 1.

    (a) Amount beneficially owned:
        4,045,017

    (b) Percent of class:
        16.0%

    (c) Number of shares as to which the person has:
        (i)   Sole power to vote or to direct the vote
          4,045,017

        (ii)  Shared power to vote or to direct the vote
         110,496 as an officer and director of The Mayer
         Greenberg Foundation.  Mr. Greenberg disclaims beneficial
         ownership of these shares.

        (iii) Sole power to dispose or to direct the
        disposition of
          4,045,017

        (iv)  Shared power to dispose or to direct the
        disposition of
          110,496 as an officer and director of The
          Mayer Greenberg Foundation.  Mr. Greenberg disclaims
          beneficial ownership of these shares.

Item 5. Ownership of Five Percent or Less of a Class
                Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person
                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company
                Not Applicable

Item 8. Identification and Classification of Members of the Group
                Not Applicable

Item 9. Notice of Dissolution of Group
                Not Applicable

Item 10. Certification
                Not Applicable

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.

                           Date:  February 14, 2005

                           Signature:  /s/ Daniel Greenberg